Exhibit 12.1

Chubb Limited
Ratio of Earnings to Fixed Charges

	Years Ended December 31
(in millions of U.S. dollars, except ratios)	2016	2015	2014	2013	2012
Net income	$4,135	$2,834	$2,853	$3,758	$2,706
Add:
Provision for income taxes (1)	815	462	634	480	270
Fixed charges	675	342	322	318	287
Earnings for computation	$5,625	$3,638	$3,809	$4,556	$3,263
Fixed charges
Interest expense (1) (2)	$605	$300	$280	$275	$250
Portion of rental expense deemed to be interest	70	42	42	43	37
Total fixed charges	$675	$342	$322	$318	$287
Ratio of earnings to fixed charges	8.3	10.6	11.8	14.4	11.4

(1)	Chubb Limited recognizes accruals for interest and penalties, if any, related to unrecognized tax benefits in income tax expense (i.e., excluded from interest expense).

(2)	2016 includes a $48 million benefit related to amortization of the purchase accounting fair value adjustment to long-term debt assumed in connection with the Chubb Corp acquisition.